Exhibit 99.4

Services Agreement

THIS SERVICES AGREEMENT, entered into and executed as of this the 31st day of July, 2012 by and between:

1.	Barclays Bank Delaware, a Banking Company organized under the laws of the State of Delaware (hereinafter referred to as the “Bank”), and

2.	Barclays Bank PLC, a corporation organized under the laws of England and Wales (hereafter referred to as “Parent”).

WHEREAS, Bank is a second tier subsidiary of Parent; and

WHEREAS, Parent employees have the knowledge and expertise to provide operational, management and support services to Bank in respect of certain of Bank’s credit card portfolio securitization activities; and

WHEREAS, Bank desires to obtain for itself the benefit of other party’s expertise and services on the terms and conditions set forth herein.

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained the parties hereto covenant and agree with each other as follows:

1.	Services to be Provided

1.1	During the term of this Agreement Parent agrees to provide to Bank, upon Bank’s reasonable request, the services described in Exhibit 1, such services hereafter collectively referred to as “Services”.

1.2	It is expressly understood between the parties that Parent may provide similar services to other companies and the Parent may utilize sub-suppliers for certain services.

2.	Remuneration

2.1	In consideration for performance of Services by Parent, Bank shall pay to Parent a service fee, hereinafter referred to as the “Service Fee” as set forth in Exhibit 1 hereto, which shall include all costs incurred by Parent in rendering the Services.

2.2	Costs shall include all direct and indirect costs incurred by Parent in providing the Services including, but not limited to, the entire cost of its operations including salaries, rent, insurance, fees and charges, travel, and entertainment allocable to the provision of Services for the Period in question. The Service Fee payable will be at an arm’s length rate (as if Parent and Bank were not affiliated companies) to be agreed upon from time to time between the Parent and the Bank.

2.3	Parent shall estimate Service Fees payable during any upcoming year based upon an annual budget established by Parent. Such estimate shall serve solely as an indication, and shall not be interpreted as a fixed fee.

2.4	Parent shall invoice the Service Fee to Bank monthly, with the actual Costs incurred during the period. Each invoice shall contain sufficient information to determine what Services have been provided as well as how the Service Fee is calculated. Bank shall pay in United States Dollars each invoice for Service Fees within thirty (30) days after receipt.

2.5	Bank shall, within one year immediately following the expiration of a Fiscal Year for which Parent has invoiced Bank have the right to inspect Parent’s books and records for the immediately preceding Fiscal Year, for the sole purpose of verifying the accuracy of the Service Fee. Bank may only exercise such right of inspection through duly appointed agents during reasonable business hours.

2.6	Parent shall retain invoices, billing details supporting the invoices and results of inspections conducted under Article 2.5 above for a period of at least seven (7) years.

3.	Relationship of the Parties

3.1	The relationship the parties is that of independent contractors. Nothing in this Agreement shall constitute a partnership or joint venture between the parties or constitute either agent of the other or for any purpose whatever and neither shall have authority or power to bind the other or to contract in the name of or create liability against the other in any way or for any purpose save as expressly authorized in writing by the other from time to time.

4.	Term

4.1	Unless terminated by mutual agreement of the parties or as hereinafter provided, this Agreement shall be in effect for a period of one (1) year commencing on July 31, 2012. It shall be renewed without further action for successive additional terms of one (1) year each thereafter, unless, at least ninety (90) days prior to the end of any such term, either party shall have given the other party written notice of its desire to amend or modify this Agreement or its intention to terminate this Agreement at the end of the then current term. Notwithstanding the foregoing, either party, at its option, may terminate this Agreement immediately without regard to the giving of written notice, upon the occurrence of any of the following:

(a)	the other party is adjudicated bankrupt or if any receiver or trustee is appointed for it or for a substantial portion of its assets, or if it shall make an assignment of substantially all of its assets for the benefit of its creditors or if it becomes insolvent or goes out of business;

(b)	any breach of any of the other terms of this Agreement where the non-breaching party determines that such breach materially affects its rights or benefits under this Agreement, provided such breach is not cured within thirty (30) days after receipt by the breaching party of written notice thereof.

4.2	Upon termination of this Agreement for any reason:

(a)	Bank shall not be relieved of its obligation to pay Service Fees previously incurred;

(b)	Neither Party shall be relieved of its obligation set forth in Section 6 of this Agreement.

(c)	Parent will continue to provide Services stated herein through the notice period. The Parent and the Bank will jointly develop a commercially reasonable exit plan for an orderly transition of the Services to a new service provider.

5.	Alterations

5.1	No departure from the terms of this Agreement shall obligate a party to permit any subsequent departure. No waiver by a party of any of the terms hereof, or of any breach hereof, shall constitute or be deemed to be a waiver of any such terms, or any breach, in any other case, whether prior or subsequent thereto. No variation, supplement, deletion or replacement of or from this Agreement or any of its terms shall be effective unless made in writing (where the intention to vary is clearly expressed) and signed by or on behalf of each party.

6.	Confidentiality

6.1	For the purpose of this Agreement, “Confidential Information” shall mean any and all information which the receiving party knows or has reason to know is confidential, proprietary or trade secret information regarding Bank or Parent, as the case may be, their employees, customers, prospective customers, policies and procedures, operations, and future business plans that one may acquire from the other, including but not limited to, technical, developmental, marketing, sales, operating, performance, cost, know-how, business, customer, prospective customer and process information, computer programming techniques, and any record bearing media containing or disclosing such information and techniques, which is disclosed pursuant to this Agreement. Confidential Information also includes names, addresses, phone numbers and demographic, behavioral and credit information relating to Bank’s customers or potential Bank customers (herein after referred to “Bank Customer Information.

6.2.	As used in this Agreement, “Discloser” means the party hereto disclosing Confidential Information and “Recipient” means the party receiving Confidential Information.

6.3.	Discloser agrees to make known to Recipient and Recipient agrees to receive Confidential Information for the purpose of fulfilling their obligations pursuant to this Agreement and for no other purpose.

6.4.	All Confidential Information delivered pursuant to this Agreement:

(a)	shall not be copied, distributed, disclosed, or disseminated in any way or form by Recipient without the prior written consent of Discloser;

(b)	shall be maintained in confidence, and may only be disclosed to those employees of Recipient who have a need to know the same in order to use the same for the purposes described above; and

(c)	shall not be used by Recipient for any purposes including its own use or commercial purposes, except as expressly stated herein, without the express prior written permission of Discloser.

For purposes of this Agreement only, “employees” include employees, agents, representatives, directors, advisors and consultants of the Recipient or the Recipient’s parent company or affiliates. A “need to know” means that the employee requires the Confidential Information to perform his or her responsibilities in connection with the Project.

6.5.	The obligations of paragraph 6.4 shall not apply, however, to any Confidential Information which:

(a)	other than Bank Customer Information, is already in the public domain at the time of disclosure or later becomes available to the public through no breach of this Agreement by Recipient;

(b)	was, as between Recipient and Discloser, lawfully in Recipient’s possession prior to receipt from Discloser without obligation of confidentiality;

(c)	is received by Recipient independently from a third party free to lawfully disclose such information to the Recipient;

(d)	is independently developed by Recipient without the use of Confidential Information of the Discloser as evidenced by Recipient’s business records; or

(e)	is disclosed in response to a valid order of a court or other governmental body of the United States or any political subdivisions thereof, but only to the extent of and for the purposes of such order, and only if the Recipient first notifies Discloser of the order and permits Discloser to seek an appropriate protective order.

6.6.	Confidential Information shall not be deemed to be in the public domain merely because any part of said information is embedded in general disclosures or because individual features, components or combinations thereof are now or become known to the public.

7.	Governing Law

7.1	The construction, interpretation and validity of this Agreement shall be determined in accordance with the laws of the State of Delaware.

8.	Severability

8.1	In case any of the provisions contained in this Agreement shall for any reason by held to be invalid, illegal or unenforceable in any respect, any such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had been limited or modified (consistent with its general intent) to the extent necessary to make it valid, legal and enforceable, or if it shall not be possible to so limit or modify such invalid, illegal or unenforceable provision or part of a provision, this Agreement shall be construed as if such invalid, illegal or unenforceable provision or part of a provision had never been contained in this Agreement.

9	Assignment

9.1	This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their assigns; provided however, that a party’s rights hereunder cannot be assigned or transferred, in whole or in part, directly or indirectly, whether by such party or by operation of law or otherwise to any person, firm or corporation without the prior written consent of the other party. Such consent is not to be unreasonably withheld.

10.	Dispute Resolution.

10.1	Negotiations. The parties shall attempt to resolve their disputes concerning the Agreement, including disputes based on contract, tort, common law equity, statute, regulation or otherwise, via face-to-face or telephone negations. Upon notice of a dispute they shall promptly commence negotiations.

10.2	Senior Executive Role. If the negotiators cannot resolve the dispute within fifteen (15) days of their first negotiation session, a designated senior executive officer shall meet face-to-face or by telephone with three (3) business days thereafter to continue the efforts to negotiate a resolution. If they fail to resolve the dispute within a period of thirty (30) days or any extended period the parties agree to, the parties shall promptly submit it to binding arbitration conducted by the National Arbitration Forum (“NAF”) in accordance with its then applicable commercial arbitration rules (“Rules”).

10.3	Arbitration. The arbitration shall be decided by one arbitrator if the amount in dispute is under $100,000 and three arbitrators if more. Each arbitrator shall have five or more years of experience in the primary area of law as to which the dispute relates and shall be appointed in accordance with such rules. The arbitration shall be held in the location of the party against whom the arbitration claim is filed The parties shall have the right to examine and cross examine witnesses and witnesses shall submit to live testimony, except under extraordinary circumstances as determined by the panel. Within fifteen days after the closing of the arbitration hearing, the panel shall announce its decision. Notwithstanding the choice of law provision in the Agreement, the Federal Arbitration Act, 9 U.S.C. Section 1 to 14, except as modified herein, shall govern the interpretation and enforcement of this subsection.

10.4	Court Enforcement. Notwithstanding these dispute resolution procedures, either party may apply to any court having jurisdiction to (i) enforce the Agreement to compel arbitration, (ii) seek provisional injunctive relief so as to maintain the status quo until the arbitration award is rendered or the dispute is otherwise resolved, (iii) avoid the expiration of any applicable limitation period, (iv) preserve a superior position with respect to creditors, or (v) challenge or vacate any final decision or award of the arbitration panel that does not comport with the express provisions of this section.

10.5	Attorney Fees, Expenses. The non-prevailing party shall pay, in addition to any damages or other award, all reasonable attorneys’ fees and litigation expenses incurred by the prevailing party.

11.	Miscellaneous

11.1	The Appendices and Exhibits hereto shall be deemed to form part of and be construed as one with this Agreement.

11.2	Neither party shall be liable to the other for any loss or damage suffered by the other if such loss or damage is attributable to an event of force majeure which shall mean circumstances beyond the reasonable control of the party seeking to rely on this provision including war, riot, civil commotion, strikes (excluding strikes, shut-downs or other industrial action by that party’s employees), lock-out(excluding lock-out by that party), Act of God, restrictions imposed by Government or other competent authority which shall prevent or materially affect that party’s ability to perform its obligations.

11.3	Other than as specified in this Agreement, neither party shall bear any liability to the other for any loss of business or any other indirect losses or consequential damages arising during and as a result of the breach or non-performance of this Agreement.

11.4	Notice shall be deemed in the case of airmail, seven (7) days after its deposit in the mail, and in the case of telex or facsimile, one (1) day after confirmation of receipt.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto and is effective as of the date first above written.

BARCLAYS BANK PLC

By	/s/ Susanne Miller

Name:	Susanne Miller

Title:	Financial Controller, Retail & Business Banking

BARCLAYS BANK DELAWARE

By	/s/ Michael Stern

Name:	Michael Stern

Title:	Controller

Services Agreement; Exhibit 1

Capitalized terms used but not defined herein have the meanings assigned to them in the Servicing Agreement, Indenture and the applicable Indenture Supplement in connection with the activities related to Dryrock Issuance Trust.

The Parent will provide the following Services and shall take and have full power and authority, acting alone or through the Bank, to do any and all things in connection with such subservicing and administration which it may deem necessary or desirable, including, but not limited to the following:

a.	Provide written allocation and application instructions to the Indenture Trustee (including, but not limited to, the monthly payment instructions, monthly servicer’s certificate and/or the daily servicer’s certificate), to allocate all funds deposited into the Collection Account, all Default Amounts and the Servicing Fee and to apply all funds on deposit in the Collection Account as described in the Servicing Agreement, the Indenture and any applicable Indenture Supplement.

b.	Make or instruct to be done on its behalf deposits into, withdrawals and payments to or from the Collections Account and Dryrock Funding LLC bank account as set forth in the Servicing Agreement, the Indenture, any applicable Supplement and the LLC Agreement

c.	Make or instruct to be done on its behalf deposits into, allocations, withdrawals and payments to or from the Excess Funding Account and any Supplemental Issuer Account or Sub-Account as set forth in the Servicing Agreement, the Indenture or any applicable Indenture Supplement; and

d.	Prepare any reports, notices, certificates, filings, data tables or any other materials as may be necessary or advisable to comply with any federal or state securities or reporting requirements or other laws or regulations.

Nothing shall be construed as granting to the Parent any right or power with respect to the Receivables that is more expansive than that granted to the Bank under the Servicing Agreement or the Indenture, as applicable.

In connection with these Services the Parent will charge a service fee inclusive of the total direct and indirect costs incurred. Such costs will include but not be limited to the entire cost of its operations including salaries, rent, insurance, fees and charges, travel, and entertainment allocable to the provision of Services for the Period in question. The annual fee for these Services will be set forth in a separate fee letter.